[Letterhead of Tutor Perini Corporation]

September 4, 2012

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Tutor Perini Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 2, 2012
Form 10-Q for the quarterly period ended June 30, 2012
Filed August 7, 2012
File No. 1-6314

Dear Mr. Cash:

This letter is in response to the comments contained in the letter we received from you, dated August 20, 2012.  For your convenience, we have included each comment from your letter and then provided our response.

Comment:

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies, page 34
Method of Accounting for Contracts, page 35

1. We note that you recognize revenues from long-term contracts under the percentage of completion method. We also note the percentage-of-completion method of accounting depends on your ability to make reasonably dependable cost estimates, costs may be incurred over a period of several years, and estimation of these costs requires the use of judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect your results. It appears to us that changes in estimates may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii) material changes in contract estimates, including provisions for losses; (iii) substantial incentive income or claims revenues; (iv) significant problems encountered in the performance of contracts that materially affect operations; and (v) other material amounts. Please provide us, and revise the notes to your financial statements in future filings to disclose, the impact of changes in contract estimates on your results during each period presented, including an analysis of the underlying reasons for the changes in estimates. Please refer to ASC 250-10-50-4.

Response:
We have evaluated the disclosure requirements surrounding changes in accounting estimates in light of FASB Accounting Standards Codification (ASC) 250-10-50-4.  In addition, we have evaluated ASC 605-35-50-9, Revenue Recognition, Construction-Type and Production-Type Contracts, which references ASC 250-10-50-4 and requires that contractors disclose the effects of a change in contract estimate if that change is material.  Based on our evaluation of this guidance, disclosure is required for changes in estimates at the individual contract level (our profit center and unit of account) if the changes in estimates are material. We do not believe the guidance requires the disclosure of the aggregate impact of all individual contract changes in estimates based on our review of (i) ASC 250-10-50-4 ; (ii) ASC 605-35-50-9; (iii) the requirements of ASC 275, Risks and Uncertainties; (iv) the preparation of financial statements and footnotes in accordance with Regulations S-K and S-X; (v) other SEC interpretive literature provided in Financial Reporting Policies, Staff Accounting Bulletins, etc.; and (vi) the AICPA Audit and Accounting Guide for construction contractors.

We recognize revenues from our contracts under the percentage of completion method.  In the ordinary course of business, and at a minimum on a quarterly basis, we update projected total contract revenue, cost and profit or loss for each of our contracts based on changes in facts, such as an approved scope change, and changes in estimates.  Normal, recurring changes in estimates include, but are not limited to: (i) changes in estimated scope as a result of unapproved or unpriced customer change orders; (ii) changes in estimated productivity assumptions based on experience to date; (iii) changes in estimated materials costs based on experience to date; (iv) changes in estimated subcontractor costs based on subcontractor buyout experience; (v) changes in the timing of scheduled work that may impact future costs; (vi) achievement of incentive income; and (vii) changes in estimated recoveries through the settlement of litigation.  We capture these ordinary course changes in estimates at the contract level and note that over the life cycle of a typical contract, there are hundreds, if not thousands, of favorable and unfavorable changes in estimates.

In our evaluation of this disclosure requirement we considered the unit of account at which changes in contract estimates are required to be evaluated and disclosed.  Consistent with ASC 605-35-25-4, we have evaluated the substantial majority of our contracts to be separate profit centers.  Generally, each contract we enter into possesses a unique set of facts and circumstances that must be separately considered each period when concluding on accounting estimates.  The same change in fact or circumstance in a period can have differing impacts on individual contracts based on a number of factors, including the type of contract and specific terms agreed to with the customer.

The example below shows the differing impacts that a significant increase in the estimated cost of materials would have on two of the most common types of contracts we enter into and illustrates the value of providing the disclosure of changes in estimates at the contract level and not on an aggregate basis (dollars in thousands):

	Contract A	Contract B
Contract Type	Fixed Price	Cost Plus

Before Change in Estimate
Estimated Revenue at Completion	$500,000	$500,000
Estimated Costs at Completion	(450,000)	(450,000)
Estimated Profit at Completion	50,000	50,000
Costs incurred to date	$225,000	$225,000
Percentage Complete	50%	50%

Change in estimated cost of materials	$25,000	$25,000

After Change in Estimate
Estimated Revenue at Completion	$500,000	$527,500
Estimated Costs at Completion	(475,000)	(475,000)
Estimated Profit at Completion	25,000	52,500
Costs incurred to date	$225,000	$225,000
Percentage Complete	47%	47%

Impact
Current Period Profit Impact	$(13,158)	$(132)
Future Period Profit Impact	(11,842)	2,632
Net Impact	$(25,000)	$2,500

As illustrated in the example above, a material increase in costs can have a significant negative impact on one contract and a positive impact on another contract.  Given the diverse nature of contracts in our backlog, meaningful disclosure of changes in contract estimates, including an analysis of the underlying reasons for those changes, can only be made at the contract level.

In conjunction with this response, we specifically analyzed individual contracts with changes in forecasted profit over $1 million during 2011 to determine if the impact of any individual contract change in estimate was material to our results of operations in 2011 and/or several future reporting periods.  As a result of this analysis, we confirmed that there were no material individual contract changes in estimate recorded during 2011.

We will continue to evaluate changes in estimates at the individual contract level as required by ASC 250-10-50-4 and ASC 605-35-50-9.  In response to the Staff’s comment, in future filings, to the extent that there is a change in an individual contract estimate that materially impacts the current reporting period and/or will materially impact several future reporting periods, we will provide the required disclosures and analysis.

Comment:

2. Please provide us, and revise your revenue recognition critical accounting policy disclosure in MD&A in future annual and quarterly filings to quantify the gross amounts of favorable and unfavorable adjustments to contract estimates during each period presented and to provide an analysis of the underlying reasons for the changes in estimates.

Response:
As indicated in our response to the Staff’s first comment above, changes in contract estimates are captured within each contract.  As of December 31, 2011 we had more than 1,000 active contracts, each of which contains hundreds, if not thousands, of favorable and unfavorable changes in contract estimates which are tracked on a net basis. While we monitor the effect of these changes in estimates for individual contracts, our systems do not allow us to collect aggregated information regarding individual changes in estimates that occur within each contract.  We believe our systems are adequate to evaluate and disclose material changes in contract estimates at the contract level; however, we cannot provide a complete aggregate gross favorable and unfavorable impact for the Company as a whole.

Management currently reviews changes in contract estimates by individual contract, and not at the gross favorable and unfavorable change level.  We believe that management’s current review process is more than sufficient in assessing our operating results and providing informative and transparent disclosure to our investors.  We do not believe the disclosure of gross favorable and unfavorable contract changes would provide our investors with an accurate view of the Company through the eyes of management, consistent with the Staff’s guidance on MD&A disclosures in Item 303(a)(3) of Regulation S-K and Staff Releases 33-8350 and 33-6835.  We also evaluated, and believe we are in compliance with, the Staff’s guidance on Critical Accounting Estimate disclosures in FRC 501.14 which states that companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.  As discussed above, the disclosure of aggregate gross favorable and unfavorable changes in contract estimates requested by the Staff is not reasonably available and would not provide material information to our investors.

In response to the Staff’s comment, in future filings we will enhance our critical accounting policy disclosures in MD&A to include the changes in estimate at the individual contract level and the nature of the changes to the extent that the changes materially impact our results of operations during the current reporting period and/or several future reporting periods.  We believe this level of disclosure will provide our investors the opportunity to view our business consistently with how management analyzes the Company.

Comment:

Results of Operations, page 39

3. Please expand your MD&A in future annual and quarterly filings to separately quantify and discuss the factors responsible for changes in cost of operations, at both the consolidated and segment level, during each period presented as required by Item 303 of Regulation S-K. It appears to us that your future annual and quarterly filings should discuss consolidated cost of operations, including the impact of each significant cost component in cost of operations that caused cost of operations to materially vary (or not vary when expected to). Your disclosures should be presented in a manner that allows investors to discern the relative contribution of each of multiple components cited to the total change in cost of operations and resultant operating income. Additionally, please note that even when total cost of operations do not materially vary from period to period, the impact of material variances in the components of cost of operations that offset one another should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosures provide appropriate explanations of the underlying reasons for the changes. Given the potential for differing or offsetting results in your segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should provide a discussion and analysis of cost of operations at the segment level when a change in a segment’s cost of operation materially impacts the segment’s measure of operating income.

Response:
We have evaluated the Staff’s comment above in light of the guidance provided in Item 303 of Regulation S-K.  We note that MD&A is specifically required to: (i) describe any significant components of revenues or expenses that, in the judgment of the management of the company, should be disclosed in order to understand its results of operations; and (ii) disclose known events that will cause a material change in the relationship between costs and revenues.  In accordance with Release 33-8350 and Release 33-6835, we note that MD&A should provide discussion and analysis of a company’s business as seen through the eyes of those who manage the business.

We recognize revenues from our contracts under the percentage of completion method.  In accordance with ASC 605-35, we utilize the cost-to-cost method to measure progress toward completion each period.  The application of this accounting treatment inseparably links the recognition of revenue to the recognition of operating costs based on the progress achieved and the estimated final cost.  With the exception of changes to the gross profit margins, the factors responsible for changes in costs of operations between periods are identical to the factors responsible for changes in revenue between periods, currently discussed in our MD&A.  Changes in the gross profit margins can relate to the change in mix of work between periods, or changes in contract estimates (i.e. favorable or unfavorable performance, etc.), currently discussed as changes in operating profit in our MD&A and addressed in our response to the Staff’s first comment above.

To illustrate the link between changes in costs and revenues period to period, consider an example of an increase in labor costs on an individual contract compared to a previous period.  The increase in labor costs on that individual contract could be driven by various factors including: (i) a ramp-up of activity on the contract; (ii) an increase in self-performed work versus subcontracted work; or (iii) an increase in labor costs per hour over original estimates.  These factors can have varying implications on the profitability of an individual contract and on our results of operations.  Disclosure of these changes in costs would not meaningfully address the impact on our operations for the period, which we respectfully submit is achieved through our current approach of analyzing revenue variances, income from operations variances and operating margin variances.

With regards to our segment level disclosures, management’s review of each segment’s income from construction operations currently includes an analysis of changes in revenue and operating profit.  We do not separately analyze the variance of costs of operations between periods.  These costs are maintained on a contract by contract basis and are reviewed at the individual contract level by project management but are not currently aggregated for review at the segment level.

For these reasons, we have focused our results of operations disclosures in MD&A around changes in revenue, income from operations and operating margin from period to period. In these disclosures, we discuss the types of active contracts we have, changes in mix of contracts during the period, favorable and unfavorable contract performance during the period, as well as management’s strategies to increase operating margins through a continued focus on obtaining large, complex public works projects and to increase the volume of self-performed work. We respectfully submit that this discussion of management’s strategies, contract mix and performance provides meaningful disclosure to investors and is consistent with management’s view of the business, both in the short and long-term. In response to the Staff’s comment, in future filings, we will revise our results of operations disclosures to include a discussion of how changes in revenues and income from operations are inseparably linked to changes in costs consistent with our response to this comment.

Comment:

Liquidity and Capital Resources, page 43

4. We note your disclosure on page 32 that each joint venture participant is fully liable for the obligations of the joint venture. With a view towards future disclosure, please tell us what consideration you have given to the financial stability of your other joint venture participants and whether you may be obligated to contribute additional capital to any of your joint venture arrangements.

Response:
Joint ventures in which we participate require each partner to accept joint and several responsibility for all obligations of the joint venture.  As a result, we are very selective as to the companies with which we will enter into a joint venture partnership.  Prior to forming a joint venture, we conduct a thorough analysis of the prospective partner to determine its capabilities, specifically relating to construction expertise, track record for delivering a quality product on time, reputation in the industry, as well as financial strength and available liquidity. We utilize a number of resources to verify a potential joint venture partner’s financial condition, including credit rating reports and financial information contained in its audited financial statements.  We specifically review a potential partner’s available liquidity and bonding capacity.  Before entering into a joint venture, we interview the principals of the firm, check references in their local community, confirm their ability to bond their interest in the project, and consider their ability to absorb insurance deductibles.  Initial capital contributions to the project are negotiated based in part on the assessed financial stability of our joint venture partners.  In the event we are concerned with the financial viability of a potential partner, we will require substantial initial cash contributions upon inception of the joint venture to mitigate the risk that we would be required to cover a disproportionate share of the joint venture’s future cash needs.  We regularly enter into joint venture arrangements with partners we have worked with in the past, giving us further insight into their financial stability as well as their operating style and quality of work.

The majority of our joint venture contracts are for various government agencies that typically require the joint venture and/or our partners to complete a thorough pre-qualification process.  This pre-qualification process typically includes the verification of each partner’s financial condition and capacity to perform the work, as well as the issuance of performance bonds by surety companies who also independently verify each partner’s financial condition.

If one or more of our partners in a joint venture fail to perform or become financially distressed, the remaining partner(s) would be responsible to complete the performance of the outstanding work and assume any financial obligations of the defaulting and/or nonperforming partner(s). In order to mitigate the need for future capital calls, our joint ventures typically retain a substantial majority of the cash flow generated during the course of the project. Approximately 18% or $1.1 billion of our current backlog relates to joint venture contracts and 59% or $110 million of our cash balance as of June 30, 2012 was held in our joint ventures. The relatively large joint venture-related cash balance compared to backlog of future joint venture-related work provides reasonable assurance that significant future capital calls are not likely.

Because of our due diligence process and the significant amount of cash retained in our joint ventures, we do not believe that it is likely we will be called upon to contribute significant additional capital in the event of default by any of our partners.

In response to the Staff’s comment, in future filings, we will expand our disclosure on joint venture arrangements in MD&A to include a description of our due diligence process in assessing the financial stability of potential joint venture partners and clarify our potential liability in the event of a default by one or more of our joint venture partners as joint and several in nature.

Comment:

Note 3. Fair Value Measurements, page 80

5. With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of how the impairment charge for your auction rate securities was determined and how you concluded that the remaining balance was recoverable. Please discuss your consideration of the current repayment status of student loans. In addition, please clarify if your settlements of auction rate securities during fiscal 2011 or the six month period ended June 30, 2012 resulted in any losses.

Response:
We perform a fair market value assessment of our auction rate securities (ARS) on a quarterly basis.  To estimate the fair value, we utilized an income approach valuation model, with consideration given to a market-based valuation approach, in accordance with ASC 820.  With the general failure of the auction process used to market these securities, we have specifically considered the factors in ASC 820-10-35-51A, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased.  We classify our ARS as Level 3 investments, where fair value inputs are unobservable inputs in which little or no market data exists, therefore requiring us to develop our own assumptions based on the best information available in the circumstances.

Our valuation model considered, among other items, the following inputs: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions (discount rates range from 3% to 7% for investment grade securities); (iii) consideration of the probabilities of default or repurchase at par for each period (term periods range from 6 to 8 years); (iv) prices from recent comparable transactions; and (v) other third party pricing information without adjustment.

We utilize a third party specialist to assist in evaluating the inputs noted above.   The inputs and analysis consider: (i) contractual terms of the ARS instruments; (ii) government-backed guarantees, if any; (iii) credit ratings on our ARS; (iv) current interest rates on our ARS and other market interest rate data; (v) trade data available, including trade data from secondary markets, for our ARS or similar ARS; (vi) recovery rates for any non-government guaranteed assets; (vii) historical transactions of our ARS being called at par; (viii) refunding initiatives of ARS; and (ix) risk of downgrade and default.

Current market conditions, including repayment status of student loans, credit market risk, market liquidity and macro-economic influences are reflected in the inputs noted above.

We assess the recoverability of the remaining ARS balance by reviewing, on a quarterly basis, several factors including: (i) the regularity and timely payment of interest on the securities; (ii) the probabilities of default or repurchase at par; (iii) the risk of loss of principal from government backed versus non-government-backed securities; and (iv) the prioritization of the Company’s tranche of securities within the investment in case of default.  Potential impact of any principal loss is included in the valuation model and discussed with our third party valuation specialist.

On a quarterly basis, we also analyze the appropriateness of the classification of our investment in ARS and related impairment charges recorded in the period, if any.   At December 31, 2011 and June 30, 2012, we had neither the intent to sell the securities in the near term, nor the intent to hold the securities to maturity.  As such, we determined the securities to be classified as available-for-sale securities based on our intent.

When our analysis indicates an impairment of a security, we consider several factors in accordance with ASC 320-10-35 to determine the proper classification of the charge.  Those factors include, but are not limited to: (i) any requirement or intent to sell the security; (ii) failure of the issuer to pay interest or principal; (iii) volatility of fair value; (iv) changes to the ratings of the security; (v) adverse conditions specific to the security or market; (vi) expected defaults; and (vii) length of time and extent that fair value has been less than the cost basis.  We use the accumulation of this data to conclude if a credit loss exists for the specific security, and then determine the classification of the impairment charge as temporary or other-than-temporary.

As a result of our analysis at December 31, 2011, we determined the fair value of our investment in ARS was less than book value and recorded an impairment charge of $4.8 million.  We deemed the impairment to be other-than-temporary and recorded the charge against income.   Of the total impairment charge, $4.1 million was for the impairment of two ARS which were not government-guaranteed.

In 2011, two of our ARS were redeemed at their full par values, totaling $21.2 million.  These redemptions resulted in a reversal of $132 thousand of impairment charges recorded in earnings in a prior year.   In the first six months of 2012, we sold one ARS at auction for its full par value of $8.1 million, and two ARS in a secondary market for $8.5 million.  Our decision to sell the two ARS in the secondary market was reached subsequent to the balance sheet date of the previous reporting period. The settlement of the three securities resulted in a pre-tax impairment charge of $2.7 million.

In response to the Staff’s comment, in future filings, we will expand our disclosure on the determination of impairment charges for ARS and our assessment of recoverability of remaining ARS balances.

Comment:

Form 10-Q for the quarterly period ended June 30, 2012

Note 6. Goodwill and Intangible Assets, page 17

6. With a view towards future disclosure, please help us better understand how you determined the amount of your goodwill impairment charge. In this regard, please tell us how the significant assumptions in your impairment testing used to calculate your charge differed from the assumptions used in your testing during the fourth quarter of fiscal 2011. Please ensure that you provide us with the implied control premium used during each test and discuss any differences in amounts.  In addition, please discuss how you have considered the continuing difference between your market capitalization and carrying value.

Response:
Based on the facts and circumstances that were concluded to be triggering events as described in our Form 10-Q for the quarterly period ended June 30, 2012, we performed an interim goodwill impairment test as of June 30, 2012.  As a result, we recorded a pre-tax goodwill impairment charge of $321.1 million during the second quarter of 2012.

Determination of the amount of Goodwill Impairment
Our first step in the impairment analysis was to determine the fair value of the Company and each of its reporting units and compare the fair value of each reporting unit to its carrying value.  To determine the fair value of the Company and each of its reporting units, we utilized both an income-based valuation approach as well as a market-based valuation approach.  The income-based valuation approach is based on the cash flows that the reporting unit expects to generate in the future and requires us to project revenues, operating expenses, working capital investment, capital spending and cash flows for each reporting unit in a discrete period, as well as to determine the weighted-average cost of capital to be used as a discount rate and a terminal value growth rate for the non-discrete period.  The market-based valuation approach to estimate the fair value of the Company’s reporting units utilizes industry multiples of revenues and operating earnings.  We equally weight the fair values calculated under the income-based and market-based valuation approaches in arriving at the concluded fair values of our reporting units.

We utilized a third party specialist in our determination of the fair value of each reporting unit.

The following table summarizes the results of our ASC 350 Step 1 analysis as of June 30, 2012 (dollars in thousands):

Reporting Unit	Fair Value	Carrying Value	Excess/ (Shortfall)%		Pass/Fail

Building	$90,000	$360,629	$(270,629)	(75.0%)	Fail
Civil	$440,000	$456,973	$(16,973)	(3.7%)	Fail
Management Services	$85,000	$100,754	$(15,754)	(15.6%)	Fail
Specialty Contractors	$135,000	$86,849	$48,151	55.4%	Pass

Based on the results of our ASC 350 Step 1 analysis, we proceeded to the Step 2 analysis to calculate the goodwill impairment.  In this second step, we determined the fair value of the individual assets and liabilities of the reporting units that failed Step 1 and calculated the implied fair value of goodwill for those reporting units.  In this calculation we included the valuation of assets and liabilities that would occur in a theoretical purchase price allocation of the reporting unit under ASC 805, including the value of backlog, trade name, and customer relationships as well as the impact of deferred tax liabilities and assets arising from the fair valuation of these assets and liabilities.

The following table summarizes the results of our ASC 350 Step 2 analysis as of June 30, 2012 (dollars in thousands):

Reporting Unit	Total Fair Value	Fair Value of Individual Assets & Liabilities	Residual Fair Value	Goodwill Prior to Impairment	Goodwill Impairment
Building	$90,000	$79,498	$10,502	$273,420	$(262,918)
Civil	$440,000	$65,847	$374,153	$429,893	$(55,740)
Management Services	$85,000	$40,842	$44,158	$46,587	$(2,429)

Changes in significant assumptions
Changes in significant assumptions from those used in the impairment test during the fourth quarter of 2011 included an increase in the weighted average cost of capital by up to 150 basis points in certain reporting units caused primarily by deterioration in broader market conditions, particularly in the construction industry, that led to greater stock price volatility in the guideline companies, and lower profit expectations resulting in declines in market multiples from the guideline companies used in deriving the fair values of our reporting units.  We also experienced a degradation in the timing of projected cash flows used to derive the fair values of the Building, Civil and Management Services reporting units, caused primarily by delays in the timing of awards and start of new work that we anticipated would enter into backlog in the first half of 2012, and a general decrease in profit margins on new work awards that were factored into our forecast assumptions.

In the Building reporting unit, the most significant decrease in estimated new work cash flow for 2012 was the result of political decisions that negatively impacted the advance of a large project for an existing customer that was entering its second phase of construction.  This project was expected to produce significant cash flows during 2012 and beyond.  In addition, we observed an unfavorable change in the margin mix of new work obtained in the first half of 2012 compared with prior years.  The majority of our new work awards in the first half of 2012 as well as our near term new work prospects are comprised of lower margin private client work and not the higher margin public works Building reporting unit work that we have previously enjoyed.  As a result of the delay in new work awards and the deterioration in new work margins, the Building reporting unit experienced operating results significantly below those forecasted in the fourth quarter of 2011.  The projected cash flows for the Building reporting unit as of June 30, 2012 took into consideration the delay in new work awards and unfavorable change in margin mix, consistent with our actual results in the first half of 2012.

In the Civil reporting unit, the fourth quarter 2011 valuation anticipated the start and/or ramp-up of a number of projects during the first half of 2012.  Many of these projects were ultimately delayed for several reasons including political pressures, timing of funding, and general economic concerns.  The delay in timing of recent awards as well as the slower ramp-up of production for certain projects resulted in deterioration in anticipated future cash flows from our fourth quarter of 2011 expectations. This was further compounded by delays in the release of expected new contracts which will ultimately be bid and awarded later in the current year.  While the earnings of the Civil reporting unit through June 30, 2012 have tracked to the projections utilized in the fourth quarter 2011 valuation, we had reason to believe that the delays being experienced could have an adverse impact on future cash flows of the Civil reporting unit. Given the sensitivity of the model and lack of substantial head room from the concluded fourth quarter valuation as compared to the carrying value, as disclosed in our Form 10-K for the year ended December 31, 2011, the change in timing of cash flows led to a reduction of the Civil reporting unit’s fair value below its carrying value.

Within the Management Services reporting unit valuation for the fourth quarter of 2011, cash flow projections included the anticipated ramp-up of the “Design – Build Multiple Award Construction Contract (MACC) for U.S. Military Construction Projects for Sites in Guam and Other Areas Under the Cognizance of the Naval Facilities Engineering Command, Pacific” Contract associated with the movement of Pacific Marine Corps operations from the island of Okinawa to the island of Guam.  It should be noted that we are a pre-qualified participant in the program.  During April 2012, United States bipartisan legislators were unable to come to agreement on government spending cuts and certain government projects were suspended indefinitely.  This called into question the amount of work that would be necessary on Guam in the foreseeable future and left significant doubt around the timing and magnitude of the proposed move. This doubt was magnified by the initial disagreement between the governments of the United States and Japan in the first half of 2012 regarding the plans for troop realignment. These uncertainties led to the removal of these projected cash flows, used in the fourth quarter of 2011 valuation, as we are currently uncertain of the scope and timing of this work.

Control Premium Assessment as of the periods ended December 31, 2011 and June 30, 2012
As part of our valuation process, we compared the aggregate fair value of the Company to our market capitalization at the valuation date in order to determine the implied control premium.  We then compared the implied control premium to the control premiums paid in recent transactions within our industry.  As of the fourth quarter 2011 valuation, our implied market control premium of 78.1% was determined to be in an acceptable range of market transactions observed in the construction and engineering industry in the past seven years.

The table below from the Mergerstat Review summarizes the control premiums paid in these market transactions:

Observed Control Premiums

Construction Contractors & Engineering Services Average

	2004	2005	2006	2007	2008	2009	2010

Average Control Premiums Observed	27.9%	49.5%	40.0%	18.5%	44.5%	67.1%	54.6%
High	62.9%	71.1%	50.5%	31.1%	89.5%	176.9%	141.3%
Low	0.7%	44.5%	29.8%	7.5%	16.5%	23.3%	7.8%

The implied control premium as of the fourth quarter 2011 valuation was considered to be at the higher end of an acceptable range of observable market transactions, which averaged 59.1% over the past seven years.  We concluded that the control premium was appropriate based on our low public float, low trading volume, and the impact of insider trading near the valuation date that artificially created a drag on the price of our stock.

As of June 30, 2012, our implied control premium was 42.5%.  Similar to the fourth quarter 2011 valuation, this control premium falls within the range of observed market transactions and we concluded that the valuation is appropriate and in line with the market data.  While our stock price undoubtedly continues to be encumbered by the low trading volumes and low public float, we would expect the decline in insider trading activity during the second quarter of 2012 to be a natural cause for a reduction in the implied control premium.

Difference between market capitalization and carrying value
As part of our interim 2012 impairment analysis, we considered the implied market control premium as a benchmark for determining the reasonableness of the ongoing difference between our market capitalization and carrying value.  As discussed above, the implied control premium, calculated with the assistance of a third party specialist, fell within an acceptable range of transactions being observed in the market place. However, we noted a continued drag on the stock price causing a material difference between the carrying value of our equity and market capitalization as of June 30, 2012.

Our stock price has long experienced the impacts of low public float.  A significant portion of our stock, approximately 20.6% as of the date of our June 30, 2012 interim impairment test, is owned by our Chairman and CEO.  As a result, our public float, calculated as the percentage of shares of common stock freely traded by public investors divided by our total shares outstanding, is significantly lower than the public float of our peers.  Currently, our public float is approximately 76.5% compared to a range between 97.5% and 99.5% for our peers.  As a result, investors in our stock are faced with a lower supply of stock available to be traded, thereby limiting the trading volume and liquidity of our stock as compared to the stock of our peers.

In addition to having a low float percentage, the average daily volume of our stock has been very low, averaging 0.7% for the past two years as compared to the trading volume of the stock of our publicly traded peers currently ranging from 1.2% to 1.4%. The trading volume of these companies has consistently been approximately two times our volume over the past two years. Low volume combined with low float implies that our stock is not very liquid as compared to the stock of our peers.

Insider trading activities have also had a significant impact on our stock price during the past year. Our Chairman and CEO needed to divest a significant portion of his holdings for personal reasons unrelated to the Company, which also resulted in the subsequent amendment of Tutor Perini’s Shareholder’s agreement to provide our Chairman and CEO additional flexibility with respect to the remaining shares he owns.

We believe the circumstances surrounding our stock, described above, led to an inherent marketability discount embedded in our stock price, which is the primary reason for the continued difference between the carrying value of our equity and market capitalization.

Comment:

Liquidity and Capital Resources, page 54
Long-term Debt, page 55

7. We note that had you not obtained a waiver you would have been out of compliance with the covenants of your Credit Agreement for the period ended June 30, 2012 due, in part, to your debt levels and lower than expected income from operations. Although these covenants have since been modified it appears additional information regarding your status of compliance with your debt covenants will provide an investor with a better understanding of your potential borrowing availability. Therefore please revise future filings to disclose actual amounts versus required amounts for your significant debt covenants for each period presented.

Response:
We have evaluated the request above in light of SEC Interpretive Release No. 33-8350 which requires a company that is, or is reasonably likely to be, in breach of its debt covenants to disclose material information about the breach and analyze the impact or reasonably likely impact of the breach on financial condition or operating performance, if material.

We disclosed in our June 30, 2012 Form 10-Q that we obtained a waiver from compliance with certain of the most restrictive debt covenants for the quarterly period ended June 30, 2012.  Before the waiver, we would have been out of compliance with the required minimum consolidated fixed charge coverage ratio, and the permitted maximum consolidated leverage ratio, primarily due to the pre-tax goodwill and intangible asset impairment charge of $376.6 million, as well as increased debt levels and lower than expected income from operations during the second quarter of 2012.  We also disclosed that our revolving credit facility was amended to require lower minimum consolidated fixed charge coverage ratios and to increase the permitted maximum consolidated leverage ratio effective beginning with the quarterly period ended September 30, 2012.

The table below presents our consolidated fixed charge coverage ratio, consolidated leverage ratio, consolidated net worth and consolidated liquidity for the June 30, 2012 quarter period:

	Actual	Pro Forma	Required
For the quarter ended June 30, 2012	Including impact of impairment change	Excluding impact of impairment change	Before amendment of credit agreement	After amendment of credit agreement
Fixed charge coverage ratio	(1.60) : 1.00	1.65 : 1.00	> or = 1.50 : 1.00	> or = 1.00 : 1.00
Leverage ratio	(7.97) : 1.00	3.08 : 1.00	< or = 3.00 : 1.00	< or = 4.25 : 1.00
Net worth	$1.056 billion	$1.412 billion	> $1.040 billion	> $837.0 million
Liquidity	$343.7 million	$343.7 million	N/A	> or = $100.0 million

We expect to be in compliance with the modified debt covenants in the foreseeable future.  We will continue to evaluate our current and anticipated future compliance with debt covenants as well as the potential impact of covenants restricting our ability to undertake additional debt or equity financing.  In the event that we are, or are reasonably likely to be, in breach of any of our debt covenants, in future filings, we will provide actual amounts versus required amounts for those debt covenants and disclosures, as appropriate, required by SEC Interpretive Release No. 33-8350.

In connection with our responses to your letter, Tutor Perini Corporation acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

/s/ Michael J. Kershaw
Michael J. Kershaw
Executive Vice President and Chief Financial Officer